UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

HILLEVAX, INC.

(Name of Subject Company)

HILLEVAX, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

43157M102

(CUSIP Number of Class of Securities)

Robert Hershberg, M.D., Ph.D.

Chairman, President and Chief Executive Officer

HilleVax, Inc.

321 Harrison Avenue

Boston, Massachusetts 02118

(617) 213-5054

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew T. Bush

Daniel E. Rees

Cheston J. Larson

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by HilleVax, Inc., a Delaware corporation (“HilleVax” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2025 (the “Schedule 14D-9”), with respect to the tender offer by XOMA Royalty Corporation (“Parent”), a Nevada corporation, and XRA 4 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Purchasers”), to purchase all of HilleVax’s issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), for a price per Share of (i) $1.95 in cash (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash (as defined in the Merger Agreement) as of August 4, 2025 equal to $102,950,000 (the “Signing Net Cash”), payable without interest, plus (ii) one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 18, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 18, 2025, by Purchasers.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately after the subsection titled “—Regulatory Approvals,” the following new subsection:

“Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled, one minute past 11:59 p.m. Eastern Time on September 15, 2025 (the “Expiration Date”) and was not extended. Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer, advised Purchasers that, as of the Expiration Date, a total of 39,214,689 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 77.48% of the Shares that were issued and outstanding as of the Expiration Date.

As of the expiration of the Offer, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Tender Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchasers irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expect to promptly pay for such Shares.

As a result of their acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchasers own a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of HilleVax’s stockholders. Accordingly, pursuant to the Merger Agreement, Purchasers completed the acquisition of HilleVax on September 17, 2025 by consummating the Merger pursuant to the Merger Agreement without a vote of HilleVax’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each issued and outstanding Share not tendered into the Offer (other than any Shares (i) owned by HilleVax immediately prior to the Effective Time, (ii) owned by Merger Sub, Parent or any other subsidiary of Parent at the commencement of the Offer and by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders or owned by any beneficial owners of capital stock of HilleVax who are entitled to and who properly exercise appraisal rights under Delaware law) was automatically converted into the right to receive the Offer Price from Purchasers.

Prior to the opening of trading on the Nasdaq Global Select Market (“Nasdaq”) on September 17, 2025, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On September 17, 2025, Purchasers issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Purchasers is filed as Exhibit (a)(5)(D) hereto and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(B)	Press Release of Purchasers issued on September 17, 2025 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2025

HilleVax, Inc.

By:	/s/ Robert Hershberg, M.D., Ph.D.
Robert Hershberg, M.D., Ph.D.
Chairman, President and Chief Executive Officer